Exhibit (a)(1)(iii)

Exhibit (a)(1)(iii)

Welcome to the eBay Stock Option Exchange Program. This program gives you a special, one-time opportunity to exchange your eligible “underwater” stock options, in most cases for a smaller number of restricted stock units.

This presentation will help you learn what the Stock Option Exchange Program is and how it works. Based on this information you can evaluate your options and choose whether to participate. Learn. Evaluate. And choose. That’s what it means to “Take Stock” in the eBay Stock Exchange Program.

LEARN

EVALUATE

CHOOSE

The presentation only takes a few minutes to view from beginning to end. But you can go through it any way you want. Just use the menu bar on the left of the screen, or the arrow buttons below, to view or repeat sections of greatest interest to you, to skip ahead, or to go back. You can follow along with the script in the Notes section.

Just remember, when you are ready to make your decision, you can go to the Stock Option Exchange election site at www.eBayStockOptionExchange.com to make your choice.

LEARN (transition slide)

For eBay to be successful, we believe employees need to think like stockholders. eBay’s equity programs are designed to link the personal interests of employees with those of stockholders, and provide a way for employees to share in the long-term growth of the company.

For eBay, Inc. to be successful.

Before we get into the mechanics of the program, let’s review some basics about stock options and restricted stock units, or RSUs.

In the past, a key part of our equity program has been stock options. A stock option is the right to buy a fixed number of shares of eBay common stock — called a grant for a fixed price called the exercise price for a fixed period of time.

Once a stock option grant vests, you can exercise the vested portion at any time until the expiration date of that option. Exercising an option means you buy the stock at the exercise price set on the date of the grant.

If the price of eBay’s stock is greater than the exercise price when you exercise and sell the shares, you get the value (after any taxes and fees, of course).

However, when eBay’s stock price is less than the exercise price, the stock option has no intrinsic value and is considered to be underwater, which is what many of our stock options are today.

A Restricted Stock Unit, or RSU, is the right to receive a full share of eBay stock. However, that right is “restricted” until the stock unit becomes vested. “Vesting” means you own the stock—and you build this ownership over a specific number of years. Once a restricted stock unit vests, a share of eBay stock is issued to you. You can either keep it as an investment or sell it.

One advantage to RSUs is that they have value you can realize whether eBay stock price goes up or down in the future.

The Basics

Stock Options vs. Restricted Stock Units (RSUs)

The drop in eBay’s stock price has resulted in many stock option grants being “underwater” meaning that the exercise prices of these stock options are higher than the current trading price of eBay’s stock.

For example, the per share exercise price for the March 2007 focal stock option grant is $31.93. For this grant to have value that you can realize, eBay’s per share stock price needs to increase above $31.93. But on July 1, 2009, eBay’s closing stock price was $16.78. So as of that date those grants were more than $15 underwater.

Being Underwater

Being Underwater

For Example:

As you heard a minute ago, the reason for offering stock is to reward you for your contributions to eBay’s long-term success. However, we believe that when stock options are significantly underwater, they are less effective in helping us meet this goal.

We are offering a one-time stock option exchange program to give you an opportunity to realize the value of your eligible underwater stock options. Through the program, you can choose to exchange some, all, or none of your eligible underwater stock options. If you participate in the exchange, you’ll get a smaller number of RSUs, or cash in some cases, or in Canada, options.

The choice to participate in this program is yours. But the opportunity has a limited timeframe. The offering period opens on August 10 and closes on September 11 at 9PM Pacific Daylight Tme.

Stock Option Exchange Program

Here’s how the stock option exchange program actually works.

First, both you and your stock option awards must meet certain eligibility criteria.

In order for you to be eligible to participate in the stock option exchange, you must be an active employee of eBay located in an eligible country. And, you must remain employed by eBay through the closing date of the exchange offering period.

In order for your stock option awards to be eligible for exchange, they must have been granted before August 10, 2008 and have an expiration date of September 11, 2010 or later. Any options that were granted less than a year before the beginning of the option exchange, or that expire less than a year after the completion of the option exchange, based on their original terms, will not be eligible for exchange.

In addition, eligible stock options must have an exercise price that is equal to or greater than $27.01.

Are You Eligible to Participate

EVALUATE (transition slide)

If you are eligible and decide to exchange your eligible stock options, your newly issued RSUs will be unvested, even if the eligible options you exchanged were completely vested. As you can see in this table, in general, the new RSUs will have a vesting period that is one year longer than the original vesting period of your exchanged stock options vesting in one, two, three or four equal installments on each anniversary of the last day of the exchange period, which is expected to be September 11, 2009. The number of vesting installments will be determined based on the date your exchanged options would have become fully vested.

If your stock options are fully vested as of the last day of the exchange period, your new RSUs will vest one year from the last day of the exchange period, as long as you remain an active employee of eBay.

Why the extra vesting for RSUs? Well, remember, one of the goals of the program is to reward employees for long-term success. The vesting schedule under the Stock Option Exchange Program promotes this goal.

New RSUs will be unvested

New Vesting Schedule *

You’ve heard that it’s not a one-for-one exchange of stock options for RSUs. The exact number of RSUs you’ll receive for your exchanged stock options is calculated on a grant-by-grant basis and depends on the exercise price and the expiration date of your eligible options.

For example, say you plan on exchanging 1,500 stock options, and that the ratio of stock options to RSUs is 10 to 1. That means you’d receive one RSU for every 10 stock options exchanged. As a result, in this example, the number of RSUs you’d receive is 1,500 divided by 10, which equals 150 RSUs.

You won’t have to make these calculations. Throughout the exchange period, you’ll be able to see on the Stock Option Exchange Election site the information you’ll need to know about the option grants that are eligible for exchange, the exchange ratio that applies to each eligible grant, the actual number of RSUs you may receive in exchange, and the vesting schedule.

Exchange ratios are calculated on a grant-by-grant basis

Stock Option Exchange Election Site

www.eBayStockOptionExchange.com

You’ve heard why eBay is offering this voluntary stock option exchange program and how it works. But how do you decide whether participating is right for you?

To start, it’s important to review all of the materials provided to you about the exchange program, including through the Stock Option Exchange Election site. You may want to speak with a professional advisor, like a tax expert or financial planner, about what makes sense for you and your personal situation.

As you’re deciding, consider these four points:

First, RSUs have value you can realize whether eBay’s stock price goes up or down in the future. However, if eBay stock price increases in the future, its possible that options you exchange could have more economic value than the new RSUs you would get through the exchange program.

Second, the RSUs issued in the exchange will be subject to new, longer vesting schedules, even if the options you exchange were fully vested.

Third, it’s not a one-for-one exchange. You’ll receive fewer RSUs than stock options.

And, fourth, don’t forget to consider taxes. In general, your new RSUs will be taxed when they vest. But taxation rules vary from country to country. So, you will want to carefully review all of the documents provided in connection with the Offer to Exchange.

EVALUATE Your Options

There’s one other important detail to know about. If you are an eligible employee in certain countries, and the total number of RSUs you are eligible to receive in exchange for all of your eligible options is less than 100, you’ll receive cash instead of RSUs if you participate in the exchange. This payment will be equal to the number of RSUs you would have received, multiplied by eBay’s closing per share stock price on the last day of the exchange period. If you receive cash for your stock options, taxes generally will be withheld.

It’s worth repeating — receiving a cash payment is not a choice. It will only happen if you are employed by eBay in certain countries, would receive less than 100 RSUs upon the exchange of all of your eligible stock options, and participate in the exchange.

In Canada, we are offering an option for option exchange due to potential adverse tax consequences for an option to RSU exchange. The Stock Option Exchange site has details for eligible employees in Canada.

Other Important Details

Other Important Details

Choose (transition slide)

Now that you’ve heard about the basics on the Stock Option Exchange Program, it’s time for you to take action.

Remember the three important steps: Learn, evaluate, and choose.

You’ve started taking the first one — learning about the program — by viewing this presentation.

To learn more about the exchange program, you should review all of the documents available to you, especially the Offer to Exchange. You may also want to consult with a professional advisor to consider how your choices fit with your personal circumstances.

Next, evaluate how many RSUs (or cash or stock options, if applicable) that you can receive in exchange for your eligible stock options. You’ll want to consider the new vesting schedule, along with tax impacts, too. You can find this information on the Stock Option Exchange Election site.

Finally, if you choose to participate, you can make your election on the Stock Option Exchange Election site. Once again, the election period is August 10th through 9PM Pacific on September 11th. If you make an election, then change your mind, that’s fine, as long as you change your election before 9PM Pacific time on September 11.

Remember, the stock option exchange program is completely voluntary. Only you can decide whether to exchange some, all or none of your eligible stock options. And, if you decide not to participate, you’ll keep your current stock options on their current terms.

Take Action

Learn about the program

Evaluate your options

Choose whether to participate

This presentation provides a brief summary of the Stock Option Exchange Program. The full legal terms of the Stock Option Exchange Program are described in the Offer to Exchange, available to you online. If you have questions about the Stock Option Exchange Program, you should refer to the Offer to Exchange.

Please note that no eBay employee or representative is permitted to advise you whether or not to participate in the Stock Option Exchange Program. You should consult professional advisors to determine what makes the most sense for you in light of your personal circumstances.

The eBay Stock Option Exchange Program. Learn. Evaluate. Choose.

It’s a great opportunity to Take Stock and realize the value of your equity in eBay.

www. ebayStockOptionExchange.com